Mail Stop 3720

August 2, 2006

Via U.S. Mail and Fax
Mr. Jean-Pascal Beaufret
Chief Financial Officer
Alcatel
54, rue La Boétie
75008 Paris, France

> **RE:** **Alcatel**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-11130**

Dear Mr. Beaufret:

We have reviewed your letter dated August 1, 2006, as well as your filing, and have the following comments. As noted in our letter dated July 31, 2006, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Income Statements, page F-2

1. We have considered the information you provided in response #1 of your June 22 and July 24 response letters, as well as the proposed expanded disclosure for Note 1(p) on page 4 of your June 22 response. For the reasons described below, we continue to have concerns about your income statement presentation and the related policy disclosure.

   While we understand the general rationale under IAS 1 for a subtotal within "income (loss) from operating activities", it's unclear what subset of operating activities is shown below your subtotal. What is the company's policy for determining the items presented above and below the subtotal, and what are the defining features of those items?

We believe that the stated policy of classifying items "due to their nature, frequency, and/or materiality" would not allow an investor to understand why particular items have been shown below the subtotal, nor to understand how management will classify a particular item that arises in the future. We further note that investors are unlikely to understand the distinction between the "operating profit (loss)" and "income (loss) from operating activities" captions as the "operating profit (loss)" caption contains no information that distinguishes the attribute(s) it is intended to present.

Your responses indicate that the items below the subtotal are unusual, abnormal or infrequent, and thus have little predictive value per paragraph 28 of the IASB Framework. If that is your policy, it is unclear how certain of the items meet those conditions. In particular:

a. share-based payment expense is recurring and appears to have predictive value. We also observe from Note 23 to the financial statements that share-based payment expense is attributable to the various functional expense captions shown prior to the subtotal, yet the share-based payment charge is classified after the subtotal.

b. While the level of restructuring costs has varied, your responses indicate that the restructuring plans impact multiple years and are expected to recur in the future. Accordingly, they don't appear to be unusual, abnormal or infrequent.

Note 4 – Information by business segment and by geographical segment, page F-26

2.   We refer to your response to comment 2. Please tell us in more detail why you believe that you cannot make a reasonable allocation of your share-based payments and restructuring costs to your business segments. As part of your response, please address why you are able to allocate the salaries of your employees to your business segments on a reasonable basis but not the share-based payments and restructuring costs.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director